UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 23, 2019

BHP GROUP LIMITED	BHP GROUP PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP GROUP PLC and BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Andrew Mackenzie

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 56,217 ordinary shares in BHP Group Limited following the vesting of Deferred Shares under the FY2017 Short Term Incentive Plan and 7,269 ordinary shares in BHP Group Limited in accordance with the Group’s policy on Dividend Equivalent Payments. (The lapse of 224,859 Long Term Incentive Plan 2014 awards.)

2. The on-market sale of 31,309 ordinary shares in BHP Group Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	63,486
		2.	AUD 35.75	31,309

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	1. 2019-08-21 2. 2019-08-21

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Peter Beaven

2	Reason for the notification

a)	Position/status	PDMR (Chief Financial Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 36,145 ordinary shares in BHP Group Limited following the vesting of Deferred Shares under the FY2017 Short Term Incentive Plan and 4,674 ordinary shares in BHP Group Limited in accordance with the Group’s policy on Dividend Equivalent Payments. (The lapse of 115,736 Long Term Incentive Plan 2014 awards).

2. The on-market sale of 19,794 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	40,819
		2	AUD $35.75	19,794

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	1. 2019-08-21 2. 2019-08-21

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Minerals Australia)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	1. BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 36,376 ordinary shares in BHP Group Limited following the vesting of Deferred Shares under the FY2017 Short Term Incentive Plan and 4,704 ordinary shares in BHP Group Limited in accordance with the Group’s policy on Dividend Equivalent Payments. (The lapse of 127,310 Long Term Incentive Plan 2014 awards).

2. The on-market sale of 19,073 ordinary shares in BHP Group Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	41,080
		2	AUD $35.75	19,073

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	1. 2019-08-21 2. 2019-08-21

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Daniel Malchuk

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Minerals Americas)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 28,070 ordinary shares in BHP Group Limited following the vesting of Deferred Shares under the FY2017 Short Term Incentive Plan and 3,630 ordinary shares in BHP Group Limited in accordance with the Group’s policy on Dividend Equivalent Payments. (The lapse of 115,736 Long Term Incentive Plan 2014 awards).

2. The on-market sale of 11,447 ordinary shares in BHP Group Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	31,700
		2	AUD $35.75	11,447

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	1. 2019-08-21 2. 2019-08-21

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geraldine Slattery

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Petroleum)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 21,775 ordinary shares in BHP Group Limited following the vesting of Restricted Shares under the FY2017 Management Award Plan; 14,951 ordinary shares in BHP Group Limited following the vesting of Deferred Shares under the FY2017 Group Short Term Incentive Plan

2. The on-market sale of 14,907 ordinary shares in BHP Group Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	36,726
		2	AUD $35.75	14,907

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	1. 2019-08-21 2. 2019-08-21

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: August 23, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary